E-Mail:  dkinsey@ssbb.com
Direct Dial:  (212) 404-8727

May 10, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549
Mail Stop 3-09
ATTN:  Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:               Medarex, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 15, 2006

Dear Mr. Rosenberg:

On behalf of Medarex, Inc. (the “Registrant,” “Company” or “Medarex”), and pursuant to Rule 101(a)(2)(i) of Regulations S-T promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the following supplemental information responds to certain comments relating to the Registrant’s Form 10-K for the fiscal year ended December 31, 2005 (“2005 Form 10-K”) made by the staff (the “Staff”) of the SEC in its letter dated April 11, 2006 (the “Comment Letter”). To facilitate reference, the Staff’s comments have been inserted below in italics under the topic headings. Please be advised that the use of the term “we”, “us” and “our” refers to Medarex.

Consolidated Financial Statements

Notes to Consolidated Financials

Note 10. Collaboration Agreements

1.               We believe your disclosure regarding your collaboration agreements could be improved. Please provide us the following information in a disclosure type format:

•                    The length and termination provisions of each agreement.

•                    The accounting treatment of each payment received or paid during 2003, 2004 and 2005.

•                    For the initial payments received, indicate your future performance obligations, the events that will trigger revenue recognition and the periods over which you will recognize revenue.

For revenue arrangements with multiple deliverables, discuss your basis for how the deliverables are divided into separate units of accounting, how the consideration received under the arrangement is allocated to the separate units of accounting, and the applicable revenue recognition criteria for each.

Medarex Response:

Disclosure detailing the length and termination provisions of Medarex’s collaboration agreements with Bristol-Myers Squibb Company (“BMS”) and Pfizer, Inc. (“Pfizer”), (the only agreements deemed to be material by Medarex and in which Medarex received significant upfront payments during the fiscal years ended December 31, 2003, 2004 and/or 2005), the accounting treatment of each such payment, the nature and extent of Medarex’s future performance obligations under such agreements and the events that will trigger revenue recognition, and the periods over which Medarex will recognize revenues from such agreements, will be added to the Notes to Consolidated Financial Statements in Medarex’s Form 10-K for the fiscal year ending December 31, 2006 (the “2006 Form 10-K”). In addition, similar disclosure for BMS has been added to the Notes to Consolidated Financial Statements in Medarex’s Form 10-Q for the quarter ended March 31, 2006 (the “Form 10-Q”).

Supplementally, please be advised that additional information about the MedImmune, Inc. (“MedImmune”) collaboration will not be added as Medarex does not consider the MedImmune collaboration to be material to its business, financial condition or results of operations. Medarex included the description of the MedImmune agreement in Note 10 to the Consolidated Financial Statements in the 2005 Form 10-K primarily in order to provide additional explanatory information about that agreement to the reader. Please be further advised that Medarex did not receive any upfront payments from Kirin Brewery Co., Ltd. (“Kirin”), Gilead Sciences, Inc. (“Gilead”) or Kyowa Hakko Kogyo Co., Ltd. (“Kyowa Hakko”) during the last three fiscal years and, as with the MedImmune collaboration, the descriptions of those agreements were included in Note 10 to the Consolidated Financial Statements in the 2005 Form 10-K primarily to provide additional explanatory information to the reader. Please note that disclosure regarding the Kirin collaboration has been added to Note 6 to the Consolidated Financial Statements in the Form 10-Q. However, since Medarex does not consider its agreements with Gilead or Kyowa Hakko to be material to its business, financial condition or results of operations, no disclosure with respect to these agreements has been added in the Form 10-Q. Please see further explanations of these items below.

Bristol Myers Squibb

Medarex advises the Staff that it did not receive any payments from BMS during 2003 or 2004. During 2005, pursuant to a collaboration and co-promotion agreement and a securities purchase agreement, Medarex received an up-front payment of $25.0 million and BMS purchased 2,879,223 unregistered shares of Medarex’s common stock for $25.0 million in cash. The purchase price represented a small premium to the market price on the date Medarex entered into the collaboration and co-promotion agreement.

The following disclosure related to the accounting treatment and related revenue recognition of the $25.0 million upfront payment and the length and termination provisions of the BMS collaboration and co-promotion agreement has been added to the BMS disclosure in the Form 10-Q and will be added to the BMS disclosure in Medarex’s 2006 Form 10-K:

“The Company determined that all elements under the collaboration and co-promotion agreement should be accounted for as a single unit of accounting under EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. In accordance with SAB No. 104 (Topic 13, Revenue Recognition), deferral of revenue is appropriate regarding nonrefundable, upfront fees received in single unit of accounting arrangements. As the Company has continuing obligations under the collaboration and co-promotion agreement, and as significant development risk remains, the Company recorded the $25.0 million upfront fee as deferred revenue and the Company is recognizing this amount over the enforceable term of the existing patents licensed or sublicensed to BMS as of the date of the collaboration and co-promotion agreement of approximately 11 years, as well as the technology and know-how to be delivered in connection therewith.

The BMS collaboration became effective in January 2005 and, unless terminated earlier, will continue for as long as development and/or commercialization of any collaboration product continues. BMS, however, may terminate the collaboration on a country-by-country basis at any time and, under certain conditions, on a product-by-product basis, resulting in the return of all rights to the Company with respect to such country and/or product. In addition, BMS may terminate the Company’s co-promotion rights in the U.S. in the event that the Company fails to satisfy certain performance criteria. The Company may terminate the BMS collaboration in the event of certain specified material breaches by BMS (in which case product rights would revert to the Company), and the Company may terminate BMS’s co-promotion rights in the event that BMS fails to satisfy certain performance criteria.”

Supplementally, Medarex advises the Staff that its determination of revenue recognition in accordance with EITF Issue 00-21 was based upon the fact that although the license granted to BMS has value on a standalone basis, there is no “objective and reliable” evidence to support fair value of the remaining undelivered items. EITF Issue 00-21 specifically states that “contractually-stated prices for individual products and/or services should not be presumed to represent fair value.”  Since the applicable EITF Issue 00-21 criteria have not been met, Medarex believes that separate revenue recognition for the $25.0 million upfront payment is not appropriate.

Supplementally, please be further advised that as part of the BMS collaboration, Medarex and BMS committed to an initial multi-year budget to fund the development of ipilimumab (also known as MDX-010) as a potential treatment for a broad range of cancers. The initial multi-year budget was, and still is, subject to change both in term as well as cost. As previously noted, significant development risk remains with regard to the development of ipilimumab, which could affect both the term of the budget and overall cost of development. Completion of clinical trials for all indications for which ipilimumab is currently in development could take several years. The duration and cost of such clinical trials may vary significantly as a result of the following factors:

•                  the length of time required to recruit qualified patients for clinical trials;

•                  the duration of patient dosing and follow-up in light of trial results;

•                  the number of clinical sites required for trials;

•                  the number of patients that ultimately participate; and

•                  possible clinical failure in one or more indications.

Medarex considered all objective and verifiable evidence including the factors listed above in Medarex’s determination of the performance period in order to amortize the $25.0 million non-refundable up-front payment received from BMS. Given the uncertainties and risk involved in drug development, Medarex reviewed a range of reasonable periods of its continuing involvement over which to amortize the $25.0 million up-front payment and determined that the $25.0 million up-front fee should be amortized on a straight-line basis over a period of approximately 11 years. The 11 year term runs through the end of the enforceable term of the existing patents licensed or sublicensed by Medarex to BMS at the time the collaboration and co-promotion agreement became effective, as well as the technology and know-how to be delivered in connection therewith. In addition to Medarex’s ongoing development obligations, which, as noted in the 2005 Form 10-K, for clinical trials of the type generally conducted by Medarex, are typically completed in approximately eight years, under the collaboration and co-promotion agreement Medarex is also required to maintain the intellectual property (patents) surrounding ipilimumab and to deliver additional technological know-how such as clinical trial and manufacturing expertise. Medarex believes that at the time the patents are scheduled to expire the competitive landscape could change dramatically which could have a significant impact on any possible further development.

Pfizer

Medarex advises the Staff that it did not receive any up-front payments from Pfizer during 2003 or 2005.  During 2004, Medarex received the following up-front payments from Pfizer:

Agreement	Amount
License Agreement	$50.0 million
Amendment No. 1 to Collaborative Research and License and Royalty Agreement	$30.0 million
Cross-License Agreement	N/A
Securities Purchase Agreement	$30.0 million	(1)

(1)          Pfizer purchased 4,827,808 unregistered shares of Medarex’s common stock at a purchase price equal to $6.21 per share for an aggregate purchase price of $30.0 million. The purchase price represented a slight premium to market price at the time Medarex entered into the collaboration.

The following disclosure relating to the accounting treatment and related revenue recognition of the $50.0 million and $30.0 upfront payments will be added to the existing Pfizer disclosure in Medarex’s 2006 Form 10-K or if appropriate, in an earlier periodic report filed under the Securities Exchange Act of 1934, as amended:

“The Company determined that all elements under the license agreement and Amendment No. 1 to the Collaborative Research and License and Royalty Agreement (“Amendment No. 1”) should be accounted for as a single unit of accounting under EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. In accordance with SAB No. 104 (Topic 13, Revenue Recognition), deferral of revenue is appropriate regarding nonrefundable, upfront fees received in single unit of accounting arrangements. As the Company has continuing obligations under the Pfizer license agreement, the Company recorded the $50.0 million payment it received under the license agreement as deferred revenue and is recognizing this amount over the enforceable term of the patents licensed to Pfizer under the license agreement of approximately 11 years. Similarly, since the Company has continuing obligations under Amendment No. 1, the Company recorded the $30.0 million payment it received under Amendment No. 1 as deferred revenue and is recognizing this amount over the period of approximately 11 years that the Company is expected to perform research and development services for Pfizer thereunder.

The Pfizer collaborative research agreement, as amended by Amendment No. 1, became effective on September 15, 2004, and, unless sooner terminated or extended by mutual agreement of the parties, will expire on September 15, 2014.

Either party may, however, terminate the collaborative research agreement in the event of certain specified material breaches by the other party or in the event either party shall fail to perform or observe any term, covenant or understanding contained in the collaborative research agreement if such failure shall remain unremedied for thirty (30) days after written notice thereof to the failing party (each an “Event of Termination”). Termination of the collaborative research agreement will not terminate any of the other Pfizer agreements. In addition, termination of the collaborative research agreement will not affect Medarex’s right to receive all payments accrued thereunder.

The Pfizer license and royalty agreement, as amended by Amendment No. 1 and which forms a part of the amended collaborative research agreement, became effective on September 15, 2004 and unless terminated earlier, each license to a licensed antibody product commences on the date Pfizer first exercises its option to acquire such license and terminates on the last to expire of the patent rights with regard to such licensed antibody product. Upon an Event of Termination, the party not responsible therefore may terminate the Pfizer license and royalty agreement; provided, however, that if such Event of Termination relates solely to a given licensed antibody product, then the party not responsible may terminate the Pfizer license and royalty agreement only with respect to the license related to such licensed antibody product. Termination of the Pfizer license and royalty agreement will not terminate the research licenses granted under the collaborative research agreement nor any of the other Pfizer agreements and will not affect Medarex’s rights to receive royalty payments accrued thereunder.

The sublicense granted to Pfizer by Medarex under the Pfizer license agreement became effective on September 15, 2004 and, unless terminated earlier, runs to the end of the enforceable term of the licensed patents. In the event of certain specified material breaches by Pfizer that remain unremedied for thirty (30) days following written notice thereof, Medarex may terminate the Pfizer license agreement. In such event, any sublicense or license entered into by Pfizer pursuant to the license agreement may be terminated by Medarex.

Pfizer may, at any time, terminate the license agreement in whole or as to any portion of the licensed patents covered by the license agreement by giving ninety (90) days written notice to Medarex.

The cross-license agreement entered into by Pfizer and Medarex became effective on September 15, 2004 and runs to the end of the enforceable term of the patents licensed or sublicensed thereunder. Medarex may terminate the license it granted to Pfizer under the cross-license agreement only if, as a result of Pfizer’s breach, certain underlying licenses held by Medarex are terminated or Pfizer materially breaches the cross-license agreement and fails to cure such breach within thirty (30) days after written notice thereof by Medarex. In addition, Medarex may terminate any license granted to it by Pfizer under the cross-license agreement on written notice to Pfizer.

Pfizer may terminate the license it granted to Medarex under the cross-license agreement only if Medarex materially breaches (i) the cross-license agreement, or (ii) certain provisions of the underlying licenses held by Medarex and fails to cure such breach within thirty (30) days after written notice from Pfizer specifying the nature of such breach. In addition, Pfizer may, at any time, terminate the license granted to it by Medarex under the cross-license agreement on written notice to Medarex.”

Supplementally, Medarex advises the Staff that its determination of revenue recognition in accordance with EITF Issue 00-21 was based upon the fact that although the license granted to Pfizer has value on a standalone basis, there is no “objective and reliable” evidence to support fair value of the remaining items. EITF Issue 00-21 specifically states that “contractually-stated prices for individual products and/or services should not be presumed to represent fair value.”  Since the applicable EITF Issue 00-21 criteria have not been met, separate revenue recognition for the $50.0 million and the $30.0 million is not appropriate.

MedImmune

As noted above, supplementally Medarex advises the Staff that the disclosure regarding the MedImmune collaboration included in Note 10 to the consolidated financial statements in the 2005 Form 10-K was provided primarily to inform the reader that (i) two fully human antibodies targeting interferon-alpha and the type I interferon receptor 1, MEDI-545 (MDX-1103) and MDX-1333 are to be developed by MedImmune and (ii) MedImmune is responsible for all development costs for MEDI-545 and MDX-1333 up to the point of initiating pivotal trials. At that time Medarex has the option to participate in the further development and commercialization of any product candidates.

The $15.0 million payment received from MedImmune in November 2004 represented less than 3% of Medarex’s total assets at the time of approximately $549 million and approximately 4% of Medarex’s total cash, cash equivalents and marketable securities at the time of approximately $375 million, Medarex did not consider the MedImmune collaboration to be material to Medarex’s business, financial condition or results of operations.

Since Medarex does not consider the MedImmune collaboration to be material to Medarex’s business, Medarex does not believe that it is appropriate to add additional disclosure relating to the MedImmune collaboration to Medarex’s future filings.

Supplementally Medarex advises the Staff of the following regarding payments made during 2003, 2004 and 2005:

Kirin

As disclosed in the 2005 Form 10-K and in Note 6 to the Consolidated Financial Statements in the Form 10-Q, a $2.8 million payment was made to Kirin in 2005 as a result of Medarex’s entering into its collaboration with Pfizer. Such liability was accrued at the time the Pfizer agreements were executed.

Gilead

As disclosed in the 2005 Form 10-K, a liability of $8.5 million was recorded at the time the amendment to a Collaboration and License Agreement with Gilead was executed in July 2004. Each time Medarex made a payment to Gilead, the liability was reduced by $1,062,500. The final payment to Gilead was made in April 2006.

Kyowa Hakko Kogyo Co. Ltd.

As disclosed in the 2005 Form 10-K, a liability of $6.5 million was recorded at the time the Amended and Restated License Agreement with Kyowa Hakko was executed in October 2003. Corresponding payments to Kyowa Hakko and Corixa Corporation were also made in October 2003.

Revenue Arrangements for Multiple Deliverables

Supplementally, Medarex advises the staff that revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables meet certain criteria, including whether the fair value of the delivered items can be determined and whether there is evidence of fair value of the undelivered items. If it is determined that there are separate units of accounting, the consideration is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units of accounting.

*          *          *

Medarex hereby acknowledges that:

•              Medarex is responsible for the adequacy and accuracy of the disclosure in the filings;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              Medarex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*               *              *

If you have any questions or require any further information, please do not hesitate to contact the undersigned, collect at (212) 818-9200 or Beth Behrend, Medarex’s Deputy General Counsel, collect at (609) 430-4217.

Very truly yours,

Dwight A. Kinsey

cc:            Todd Sherman, SEC, Staff Accountant (w/enc.)
Don Abbott, SEC, Senior Accountant (w/enc.)
Christian S. Schade, Medarex, Inc. (w/enc.)
W. Bradford Middlekauff, Medarex, Inc. (w/enc.)
Anthony Torrington, Ernst & Young (w/enc.)